Exhibit 3.4


Effective September 1, 2005 the Bylaws of the Corporation have been amended by deleting Section 2 of Article II and replacing it with the following new section:


                  "Section 2. Annual meetings of stockholders, shall be held at such date and time as shall be designated from time to time by the Board of Directors and stated in the notice of the meeting, at which they shall elect directors and transact such other business as may properly be brought before the meeting. Written notice of the annual meeting stating the place, date and hour of the meeting shall be given to each stockholder entitled to vote at such meeting not fewer than ten
         (10) nor more than sixty (60) days before the date of the meeting."